Media Release 13 February 2024

Exhibit 99.3
James Hardie Industries Announces Third Quarter Fiscal Year 2024 Results

Record Adjusted Net Income of US$179.9 Million
Record Nine Months Operating Cash Flow of US$749.5 Million
Q4 Adjusted Net Income Guidance of US$165 Million to US$185 Million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), today announced results for its third quarter ending 31 December 2023.
Third Quarter Fiscal Year 2024 Highlights, Compared to Third Quarter Fiscal Year 2023, as applicable:
•Global Net Sales of US$978.3 Million
•Global Adjusted EBITDA of US$280.4 Million, with an Adjusted EBITDA margin of 28.7%
•Global Adjusted EBIT of US$234.1 Million, with an Adjusted EBIT margin of 23.9%
•Record Adjusted Net Income of US$179.9 Million, up 39%
•Adjusted Diluted EPS of US$0.41 per share, up 41%
•Record Nine Months Operating Cash Flow of US$749.5 Million, up 73%

Speaking to the results, James Hardie CEO Aaron Erter said, “Our team’s focus remains simple: working safely, partnering with our customers, investing in long-term growth and driving profitable share gain. This focus has enabled us to deliver a strong nine months, and a record quarterly result for Adjusted Net Income.”

Mr. Erter continued, “Our last four quarterly results have demonstrated that we are accelerating through this cycle and taking share. We have a superior value proposition that helps our customers grow and be successful. Our team is focused on maintaining this momentum and consistency to deliver strong financial results again in the fourth quarter. We are homeowner focused, customer and contractor driven, providing the entire value chain with world-class products and services.”

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Media Release 13 February 2024

Third Quarter Segment Results
Third Quarter Fiscal Year 2024 Results Compared to Third Quarter Fiscal Year 2023 Results
North America Fiber Cement Segment
Net Sales increased 13% to US$727.0 million. Average Net Sales Price (ASP) growth of +3% was supported by a 9% increase in volumes. Volume of 767 million standard feet exceeded the top end of November guidance of 730 million to 760 million standard feet. EBIT increased 37% to a record US$237.8 million, supported by a higher average net sales price and lower freight and pulp costs. SG&A investments increased 40% or US$21.5 million. This increase is primarily attributable to Homeowner and Trade marketing initiatives combined with significantly reduced levels of activity in the same period of the prior year. Sequentially, SG&A investment was up 1% versus the second quarter of fiscal year 2024. EBIT margin improved 570 basis points to a record 32.7%.

Asia Pacific Fiber Cement Segment
Net Sales increased 21% to A$206.3 million supported by ASP growth of +14% and a 6% increase in volumes, with New Zealand volumes performing the strongest. EBIT increased 34% to A$56.7 million, supported by a higher average net sales price, partially offset by higher cost of goods sold per unit due to product mix. EBIT margin improved 280 basis points to 27.5%.

Europe Building Products Segment
Net Sales increased 8% primarily related to a 18% increase in ASP and a €4.2 million favorable true-up related to customer rebate estimates. The growth in ASP resulted from our strategic price increases and growth in High Value Products. Volumes declined 10%, driven by reduced market activity in Fiber Gypsum. EBIT of €7.1 million increased 373%, supported by a higher ASP, which offset increases in cost of goods sold per unit, as well as increased investment in SG&A to drive growth initiatives. EBIT margin improved 500 basis points to 6.5%.

Capital Resources
Operating cash flow increased 73% to a record US$749.5 million for the nine-month period of fiscal year 2024. Nine-month operating cash flow was driven by strong results in all three regions and significant improvement in working capital of US$121.2 million.
James Hardie Chief Financial Officer, Rachel Wilson, stated, “Our Q3 leverage ratio of 0.65x and over US$1 billion of liquidity reflects our strong margins and cash generation. During Q3, we improved our liquidity position by US$419 million, this included proceeds from the US$300 million term loan that was executed in October 2023 and the impact of buying back 2.4 million shares at an average price of US$32.11, for total consideration of approximately US$75 million. We plan to continue to repurchase shares under our US$250 million buyback program.
Our capital allocation framework is unchanged. The primary focus of our capital allocation framework is to invest in organic growth."
Commenting on capital resources, Ms. Wilson stated “Our capacity expansion program is guided by our expectation for sustainable long-term profitable share gain. For the nine-month period of FY24, total capital expenditures were US$328.2 million. We remain committed to appropriately investing in capacity expansion such that we remain flexible and agile to respond as demand increases coming out of this cycle."

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Media Release 13 February 2024

Sustainability
Speaking on ESG, Mr. Erter said, “Today, we have highlighted in our presentation materials the benefits of our localized manufacturing footprint in North America. The strategic placement of our network of plants not only optimizes the movement of our products, but also lowers our costs and our carbon footprint. It enables us to be more responsive to regional shifts in demand, while simultaneously allowing us to offer a high degree of customer choices. Sustainability is a never-ending journey for us. We continue to identify and develop solutions that do right by our planet, our people and the communities where we operate. We are all ready to do our part in building a better future for all.”
For more, see our 2023 Sustainability Report.

Outlook and Earnings Guidance
The outlook for the housing markets we participate in globally continues to remain uncertain. In our largest market, North America, the external data providers we utilize expect our addressable market to be between a decrease of 4% and growth of 6% in calendar year 2024 versus calendar year 2023.
Guidance for the fourth quarter of fiscal year 2024; includes:
•North American volumes to be in the range of 750 million to 780 million standard feet
•North American EBIT margin to be in the range of 30% to 32%
•Adjusted Net Income to be in the range of US$165 million to US$185 million
For the full year FY24, we expect to spend a total of approximately US$515 million in capital expenditures.
James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks.

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Media Release 13 February 2024

Key Financial Information

	Q3 FY24	Q3 FY23	Change	9 Months FY24	9 Months FY23		Change

Group (US$ millions)
Net Sales	978.3	860.8	14%	2,931.4	2,859.3		3%
Adjusted EBITDA	280.4	208.9	34%	845.0	718.9		18%
Adjusted EBITDA Margin (%)	28.7	24.3	4.4 pts	28.8	25.1		3.7 pts
EBIT	226.1	162.9	39%	683.4	610.8		12%
Adjusted EBIT	234.1	165.4	42%	708.3	592.3		20%
EBIT Margin (%)	23.1	18.9	4.2 pts	23.3	21.4	1.9	pts
Adjusted EBIT Margin (%)	23.9	19.2	4.7 pts	24.2	20.7		3.5 pts
Net Income	145.1	100.1	45%	454.6	430.6		6%
Adjusted Net Income	179.9	129.2	39%	533.3	459.3		16%
Diluted EPS - US$ per share	0.33	0.22	48%	1.03	0.97		7%
Adjusted Diluted EPS - US$ per share	0.41	0.29	41%	1.21	1.03		17%
Operating Cash Flow				749.5	432.1		73%

North America Fiber Cement (US$ millions)
Net Sales	727.0	645.4	13%	2,156.2	2,136.1		1%
EBIT	237.8	174.1	37%	688.1	578.7		19%
EBIT Margin (%)	32.7	27.0	5.7 pts	31.9	27.1		4.8 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	206.3	171.2	21%	641.1	582.4		10%
EBIT	56.7	42.3	34%	194.1	149.7		30%
EBIT Margin (%)	27.5	24.7	2.8 pts	30.3	25.7		4.6 pts

Europe Building Products (€ millions)
Net Sales	109.3	101.2	8%	326.5	314.0		4%
EBIT	7.1	1.5	373%	29.4	17.3		70%
EBIT Margin (%)	6.5	1.5	5.0 pts	9.0	5.5		3.5 pts

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the third quarter ended 31 December 2023 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

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Media Release 13 February 2024

Management Briefing for Analysts, Investors and Media
James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Tuesday, 13 February 2024, 9:00am Sydney, Australia time (Monday, 12 February 2024, 5:00pm New York City, US Eastern time). Analysts, investors, and media can access the management briefing via the following:
All participants wishing to join the teleconference will need to pre-register by navigating to:
https://s1.c-conf.com/diamondpass/10035780-hf7t6r.html
All participants wishing to join the webcast, please use the following link:
https://edge.media-server.com/mmc/p/hgpfv5vu
Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
Webcast Replay: Will be available after the Live Webcast concludes at ir.jameshardie.com.au/financial-information/financial-results

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBIT, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter ended 31 December 2023.
In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non- GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter ended 31 December 2023.

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Media Release 13 February 2024

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended 31 March 2023; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+1 312 756 9919
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

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